Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

					Three Months
					Ended
					March 31,
	2005	2006	2007	2008	2009

Earnings
Income From Continuing Operations *	138,639	158,538	132,701	115,476	53,895
Fixed Charges	93,414	101,905	119,603	165,832	38,883
Distributed Income of
Investments in Unconsolidated Affiliates	37,085	63,483	122,900	146,095	47,679
Capitalized Interest	(6,759)	(10,681)	(11,030)	(19,170)	(5,276)
Total Earnings	262,379	313,245	364,174	408,233	135,181

Fixed Charges
Interest Expense	81,861	86,171	101,223	139,988	32,124
Capitalized Interest	6,759	10,681	11,030	19,170	5,276
Rental Interest Factor	4,794	5,053	7,350	6,674	1,483
Total Fixed Charges	93,414	101,905	119,603	165,832	38,883

Ratio: Earnings / Fixed Charges	2.81	3.07	3.04	2.46	3.48

* Excludes discontinued operations, gain on sale of assets, provision for income taxes and equity in earnings of unconsolidated affiliates.